Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following information is from an interview which Peter Platzer, Chief Executive Officer of Spire, conducted with TD Ameritrade on March 1, 2021.

TD Ameritrade Interview Transcript

March 1, 2021

Oliver Renick, TD Ameritrade

Welcome back to Market On Close, continuing to bring the latest on the SPAC space. This time literally it is about space, Spire Global will be merging with NavSight Holdings ticker “NSH” shares, up to about 12 bucks from the highs pulling back from them. Let’s dive into the details with the founder and chief executive officer at Spire Global Peter Platzer joins us from Switzerland, I believe, Peter thanks for being on the program.

Peter Platzer, TD Ameritrade

My pleasure.

Oliver Renick, TD Ameritrade

Thank you Peter. So, from what I understand, you guys are using information data collected by satellites. So tell us what the data is and who you’re primarily selling that information to.

Peter Platzer, TD Ameritrade

Absolutely. So we have a fully deployed infrastructure of over 100 satellites, which are hovering the earth over 100 times a day, tracking, every single ship. Every single plane and all of the world’s weather. And then we take that data down through our fully deployed ground station infrastructure, one of the largest in the world. And then we feed it into our predictive analytics algorithms, and then sell it to customers through an API as a subscription. So we have customers in the maritime field and in the navigation field and, you know, weather impacts a third of the global economy. There is some, some up to $3 trillion of annual losses because of inaccurate weather forecasts. And that’s exactly where our data comes into play. Take for example a company like VesselBot, one of the largest charter companies in the world, and the XP economic deck, a KPI is time charter equivalent, and through our product they get to improve that by 10 to 15%, directly impacting their bottom line. But it’s not just that, you know, there is also ever more stringent requirements from an environmental perspective in that industry, and through our products they get to reduce their greenhouse gas emissions by 30%. And that’s actually a pretty typical pattern that our customers get to have a double benefit from our products. On one hand, improving their bottom line, and on the other hand, improving their environmental footprint. No for example, driving towards net zero or managing climate change impact in one combined product from Spire.

Oliver Renick, TD Ameritrade

Okay. Sounds like maybe some information that maybe some investors, some hedge fund types might want is, well, Peter, so do you own the satellites?

Peter Platzer, TD Ameritrade

Yes, it is entirely our constellation. It is our proprietary technology. When we started out, actually some early investors were told by some scientists that we are you know, breaking a few laws of physics by building, you know, a satellite that is as sensitive as we said we will do. And then we spent, you know a substantial amount of time building, you know that IP, those massive barriers to entry that we now have today, because it’s 100% Spire IP, you know from the starting point of building those satellites, which we can do as quickly as one in two days, all the way to the analytics that then drive the solutions for the customers, it is all in house Spire IP.

Oliver Renick, TD Ameritrade

So, the data that you’ve got, I’m guessing that that’s primarily where,I mean that’s the vast majority of the revenues, right? Are there any other revenues? You’re not like selling satellites to other people right?

Peter Platzer, TD Ameritrade

No, we dont. We do sell the data, we do sell the analytics, and then we have a fourth product, so to speak, where I really have to give credit to Jeff Bezos and Amazon, which built a business on an incredibly complex infrastructure, and then recognize that that infrastructure, could be leveraged and rented out to others and strengthen the ecosystem. He called it Amazon AWS, and you know we all know where that went and Spire is operating as is very, very large deal, I mean we have 40,000 contracts a month you know we ship a terabyte of data a day to our customers. We process five terabytes of data a day, you know, we recognize that we can just, you know, borrow a leaf out of Jeff Bezo’s playbook and rent, our infrastructure out to others, and that’s exactly what we’re doing as well. And then our customers get access to it through an API. And for them, all of the complexity of space is hidden for them it is just an API over the internet, the same way as you and I probably use once in a while Amazon EC2 instances, you know, through an API, with all the complexity hidden in the background.

Oliver Renick, TD Ameritrade

So right now, you’ve got cash coming to you from the SPAC and from the public investment and private equity, the pipe associated with it. You’re looking at about half a billion dollars coming to you, $445 million roughly. The article that I see here from Barron’s and what does that go towards? Do you need to build more satellites, or have you already invested what you need into this company? Is it about sales to bring awareness to the products that you offer? Where’s that money gonna go?

Peter Platzer, TD Ameritrade

I think that was one of the things that investors like Tiger Global and BlackRock and the Hedosophia and then JAWs family office and others, you know, got excited about Spire, is that our infrastructure is fully deployed. And so the resources really go you know into sales, they go into marketing, they go into product development, you know, capturing additional verticals, expanding into additional geographies, as well as you know, bringing in new data types to help our customers, you know, manage their business, you know improve their bottom line, while at the same time, you know, improving their environmental footprint and managing climate change. And so now, it goes into those kind of like business development activities, and not into building new infrastructure.

Oliver Renick, TD Ameritrade

The last one just real quickly I see that you have some expectations for future EBITDA that you’ve outlined, you expect about 425 million in earnings EBITDA by 2025. What about right now are you profitable company, as you exist today?

Peter Platzer, TD Ameritrade

As of the very moment right now we are not. But we will be cashflow positive according to the plan by next year.

Oliver Renick, TD Ameritrade

Okay. Is that contingent on any new customers that’s just right now with the customers that you have?

Peter Platzer, TD Ameritrade

You know, Spire has like an incredibly sticky model, our customers renew with us at the rate of 97%, and because we have a multi-product offering and multiple layers of value added products, you know we have a customer net retention rate of 145%. So we get an enormous amount of growth just from our existing customers. And we also see a lot of amount of additional customers coming in at grow our bottom line and our top line.

Oliver Renick, TD Ameritrade

And just with the, with the base of customers you have expected cash flow profitability, or that sort of that cash flow positivity?

Peter Platzer, TD Ameritrade

I would have to go back and check exactly check the numbers of the existing customers get us there, but it’s very possible. I would have to check if it gets us there for but we see, you know, substantial growth in a substantial profitability, you know, in the coming years, which of course is not just coming from existing customers, but also from new customers.

Oliver Renick, TD Ameritrade

Okay, Peter thanks for transparency, appreciate it. Peter Platzer joining us from Spire Global is founder and CEO, right, cool stuff.

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transactions (the “Transactions”) between Spire Global, Inc. (“Spire”) and NavSight Holdings, Inc. (NavSight”), including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions contemplated by the business combination agreement, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC.

Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.